Exhibit 1.01

Conflict Minerals Report

IDEXX Laboratories, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the calendar year ended December 31, 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is June 1, 2015.

Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to IDEXX Laboratories, Inc. and its consolidated subsidiaries. As used herein, and consistent with the Conflict Minerals Rule, “Conflict Minerals” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the Conflict Minerals. The terms “armed group” and “adjoining country” have the meanings contained in the Conflict Minerals Rule.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Exchange Act. Forward-looking statements can be identified by the use of words such as “expects,” “may,” “anticipates,” “intends,” “would,” “will,” “plans,” “believes,” “estimates,” “should,” and similar words and expressions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals finance or benefit armed groups in the Democratic Republic of the Congo (the “DRC”) or its adjoining countries.

These forward-looking statements are intended to provide our current expectations or forecasts of future events; are based on current estimates, projections, beliefs and assumptions; and are not guarantees of future performance. These statements are subject to risks, uncertainties, assumptions and other important factors. These risks, uncertainties and assumptions may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals and (3) political and regulatory developments, whether in the DRC region, the United States or elsewhere. Readers are cautioned not to put undue reliance on these forward-looking statements because actual events or results may differ materially from those described in such forward-looking statements. We assume no obligation to, and expressly disclaim any obligation to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

1.	Applicability of the Conflict Minerals Rule to Our Company

We develop, manufacture and distribute products and provide services for the veterinary, bioresearch, water, livestock, poultry and dairy markets. We also sell a line of portable electrolytes and blood gas analyzers for the human point-of-care medical diagnostics market.

Conflict Minerals are necessary to the functionality or production of some of the products that we manufacture or contract to manufacture. However, not all of our products contain Conflict Minerals. In addition, the Conflict Minerals content in each of our relevant products accounts for only a small percentage of the total materials content of each such product. Furthermore, a significant portion of our consolidated revenues are derived from services provided to our customers. Services accounted for approximately 39% of our total consolidated revenue for the calendar year ended December 31, 2014.

We do not directly source Conflict Minerals in raw form and are in most cases many levels removed from mines, smelters and refiners. We therefore have limited influence over them. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain and competitive factors affecting our supplier base, we often have significant difficultly identifying market participants upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and to encourage responsible sourcing of Conflict Minerals by our supply chain.

2.	Our Conflict Minerals Policy

We are committed to being a responsible corporate citizen and are opposed to human rights abuses such as are occurring in the DRC. We also take seriously our obligations under the Conflict Minerals Rule. To these ends, we have adopted and communicated to our suppliers and the public a company policy (the “Conflict Minerals Policy”) for the supply chain of Conflict Minerals. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:

1.	Who supply us with components, parts and products containing Conflict Minerals source those minerals from socially and environmentally responsible sources that do not directly or indirectly contribute to conflict;

2.	Implement and communicate to their personnel and suppliers policies that are consistent with our Conflict Minerals Policy;

3.	Familiarize themselves with the Conflict Minerals Rule and the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”);

4.	Put in place procedures for the traceability of Conflict Minerals, working with their suppliers as applicable;

5.	Where possible, source Conflict Minerals from smelters and refiners validated as being conflict free;

6.	Maintain reviewable business records supporting the source of Conflict Minerals;

7.	From time to time, at our request, provide to us written certifications and other information concerning the origin of the Conflict Minerals included in products, components and parts supplied to us and the supplier’s compliance with our Conflict Minerals Policy generally;

8.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy;

9.	Otherwise establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance; and

10.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with our Conflict Minerals Policy.

3.	Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2014, we conducted a “reasonable country of origin inquiry.” Our personnel determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, bills of material, visual inspection, supplier inquiries and other information known to us. We also examined the degree of influence that we had over the materials, parts, ingredients and components of the products. Our inquiry included approximately 250 suppliers that we determined to potentially be in-scope for 2014 (referred to herein as the “Suppliers”).

As discussed under “Product, Smelter and Refiner and Country of Origin Information,” for 2014, the Suppliers identified to us 201 smelters and refiners as having processed the necessary Conflict Minerals contained within our in-scope products. Based on our reasonable country of origin inquiry, we concluded that 35 of these smelters and refiners sourced entirely from outside of the DRC and its adjoining countries, including one that sourced entirely from recycled or scrap sources. Our conclusions concerning mineral origin are derived from information made available by the Conflict-Free Sourcing Initiative (the “CFSI”) to its members.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence.

Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.

4.	Due Diligence Program Design

We designed our due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the OECD Guidance (Second Edition, 2013).

The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Our implementation of the OECD Guidance in respect of 2014 and thereafter is discussed in the next section below. The headings in the next section conform to the headings used in the OECD Guidance for each of the five steps.

5.	Due Diligence Program Execution

In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of 2014. These are not all of the measures that we took in respect of 2014 in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.

1.	OECD Guidance Step One: “Establish strong company management systems”

a.	We capitalized on the team of senior staff under the oversight of the General Counsel and Corporate Vice President, Worldwide Operations. This team of senior staff was charged with managing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group (the “Conflict Minerals Compliance Team”): compliance; legal; operations; procurement; and supply chain engineering. Senior members of corporate finance and internal audit were also consulted by the Conflict Minerals Compliance Team.

b.	Selected internal personnel who were not involved last year with Conflict Minerals were educated on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.

c.	We used a third-party information management service provider (the “Service Provider”) to complement our internal management processes. The Service Provider was engaged to collect information and provide reports on our potentially in-scope suppliers’ Conflict Minerals sourcing practices and track information on smelters and refiners. We also utilized specialist outside counsel to assist us with our compliance efforts.

d.	We determined to use the Conflict Minerals Reporting Template developed by the CFSI to identify smelters and refiners in our supply chain. We also were, and continue to be, a member of CFSI.

e.	We maintain business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years. Our Service Provider maintains the foregoing types of records on our behalf for the retention period contained in our document retention policy. The Service Provider has indicated that it maintains the records in its possession on a computerized database.

f.	We furnished the Suppliers with an introductory letter containing a link to third-party materials describing the Conflict Minerals Rule and various aspects of compliance relating to the rule.

g.	We have a Conflict Minerals Policy, as described earlier in this Conflict Minerals Report. We communicate the policy internally to relevant new employees. The Conflict Minerals Policy, which is posted on our website, also was communicated by email to the Suppliers.

h.	We maintained a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy by email.

2.	OECD Guidance Step Two: “Identify and assess risk in the supply chain”

a.	The Service Provider requested by email that the Suppliers provide us with information, through the completion of a CFSI Conflict Minerals Reporting Template, concerning the usage and source of Conflict Minerals in their products that we identified as potentially being in-scope, as well as information concerning their related compliance efforts. The Service Provider followed up by email or phone with Suppliers that did not respond to the request within a specified time frame.

b.	The Service Provider reviewed the completed responses received from the Suppliers. According to its written procedures, the Service Provider verifies and validates responses for accuracy and completeness. The Service Provider’s written procedures indicate the information to be validated by it. Under the Service Provider’s written procedures, incomplete or unsupported supplier declarations are to be returned to suppliers for correction as required. In addition, under the Service Provider’s written procedures, when the information provided by a supplier is found to be inconsistent or wrong, the supplier is to be re-contacted and a request for clarification or correction is to be made from the supplier.

c.	To the extent that a completed response identified a smelter or refiner, the Service Provider reviewed this information against the lists of compliant smelters and refiners published by the CFSI.

d.	To the extent that a smelter or refiner identified by a Supplier was not listed as compliant or the equivalent by an independent third-party, we consulted publicly available information to attempt to determine whether that smelter or refiner obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

e.	Based on the information furnished by the Suppliers, the Service Provider and other information known to us, we assessed the risks of adverse impacts.

3.	OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”

a.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel and Corporate Vice President, Worldwide Operations.

b.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

c.	To mitigate the risk that our necessary Conflict Minerals benefit armed groups, we also intend to engage in the additional measures discussed under “Additional Risk Mitigation Efforts” below.

4.	OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”

In connection with our due diligence, we, and the Service Provider on our behalf, utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners. We support independent third-party audits through our membership in the CFSI.

5.	OECD Guidance Step 5: “Report on supply chain due diligence”

We have filed a Form SD and this Conflict Minerals Report with the Securities and Exchange Commission and made available on our website the Form SD and this Conflict Minerals Report.

6.	Product, Smelter and Refiner and Country of Origin Information

Due to the challenges of gathering information from a large, diverse and dynamic supply chain, for 2014, we were not able to determine the origins of a portion of the necessary Conflict Minerals contained within each of our in-scope products. However, none of the necessary Conflict Minerals contained within our in-scope products for which we were able to determine the countries of origin were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. We did not conclude that any of our in-scope products were “DRC conflict free.” Our in-scope product categories for 2014 are indicated below.

In-Scope Products

We determined that the following categories of our products were in-scope products for 2014: (1) point-of-care veterinary diagnostic instruments; (2) practice management and digital imaging systems; (3) biological materials testing and laboratory diagnostic instruments; (4) diagnostic, health-monitoring and food safety testing products for livestock, poultry and dairy; (5) products that test water for certain biological contaminants; and (6) human point-of-care electrolytes and blood gas analyzers.

For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Annual Report”). The information contained in the Annual Report is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of our Form SD or this Conflict Minerals Report.

Smelter and Refiner Information

As of May 22, 2015, for 2014, the Suppliers identified to us 201 facilities that processed the necessary Conflict Minerals contained within our in-scope products. In addition, as discussed under “Reasonable Country of Origin Inquiry Information,” the Suppliers identified to us, as part of our 2014 supply chain, one facility which we reasonably believe processed only recycled or scrap Conflict Minerals.

Of these 201 facilities that were identified to us by the Suppliers:

•	Ninety-eight of these facilities process gold, and 63 of these 98 facilities are listed by the CFSI as being in compliance with the relevant Conflict-Free Smelter Program assessment protocol or in the process of undergoing a re-audit (collectively, “Compliant”). An additional 5 refiners are on the active list, which means they have committed to undergo a Conflict-Free Smelter Program (“CFSP”) audit and are in various stages of the audit cycle (“Active List”).

•	Twenty-one of these facilities process tantalum, and all of them are listed as Compliant.

•	Sixty of these facilities process tin, and of these 60 facilities, 33 are listed as Compliant and 5 facilities are on the Active List.

•	Twenty-two of these facilities process tungsten, and of these 22 facilities, 11 are listed as Compliant, 4 are on the Active List and 7 facilities are listed as having committed to completing a CFSP validation audit within 2 years.

The foregoing description of these 201 facilities is based solely on our review as of May 22, 2015 of information made publicly available by the CFSI and the Tungsten Industry-Conflict Minerals Council on their respective websites, without independent verification by us. All of the information publicly available on such websites was not necessarily updated through May 22, 2015, and the facilities that are listed as Compliant as of the date of our review of such publicly available information were not necessarily listed as Compliant for all or part of 2014 and may not continue to be so listed for any future period.

In addition, not all of the facilities described above may have processed the necessary Conflict Minerals contained within our in-scope products. In some cases, multiple sources of Conflict Minerals may have been used by our Suppliers, and some Suppliers may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. The facilities described above also may not include all of the smelters and refiners in our supply chain; the Suppliers were unable to identify the processors of some of the Conflict Minerals content contained within our in-scope products and not all of the Suppliers responded to our request.

Country of Origin Information

Based on our reasonable country of origin inquiry and due diligence, as applicable, as of May 22, 2015, we determined that the countries of origin of the necessary Conflict Minerals contained within our in-scope products may have included the countries listed below. The listed countries of origin are derived from information made available by the CFSI to its members. Except for the DRC, the CFSI does not indicate individual countries of origin of the Conflict Minerals processed by Compliant smelters and refiners. Instead, the CFSI indicates country of origin by category. The Compliant smelters and refiners described above were in each of the categories below:

L1 – Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of tin/tantalum/tungsten containing minerals: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Republic of Korea, Russia, Sierra Leone, Singapore, Slovakia, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam and Zimbabwe.

L2 – Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing Conflict Minerals: Kenya, Mozambique and South Africa.

L3 – The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.

DRC – The Democratic Republic of the Congo.

Because the CFSI generally does not indicate individual countries of origin of the Conflict Minerals processed by Compliant smelters and refiners, we were not able to determine the countries of origin of the Conflict Minerals processed by the Compliant smelters and refiners described above with greater specificity. In addition, for some of the Compliant smelters and refiners described above, country of origin information is not disclosed. We were not able to determine the countries of origin of the Conflict Minerals processed by the smelters and refiners described above that are not listed as Compliant.

Due to the manner in which the CFSI provides country of origin information, we do not believe that all of the necessary Conflict Minerals contained within our in-scope products originated in all of the countries named above. In addition, prior to the certification date of any Compliant smelter or refiner described above, such smelter or refiner may have sourced Conflict Minerals from additional or different countries.

7.	Additional Risk Mitigation Efforts

We intend to take the following additional steps in respect of our 2015 compliance to mitigate the risk that the necessary Conflict Minerals within our in-scope products benefit armed groups:

1.	Adopt and continue the implementation of a risk management plan.

2.	Ask Suppliers that provided company level information for 2014 to provide product level information for 2015.

3.	Identify and encourage Suppliers that provided incomplete responses or that did not provide responses for 2014 to provide requested information for 2015.

4.	Encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2014 that the source of Conflict Minerals was unknown or undeterminable.

5.	Develop processes and procedures to communicate to new suppliers our sourcing expectations, such as through the dissemination of the Conflict Minerals Policy to them.

All of these steps are in addition to the steps that we took in respect of 2014, which we intend to continue to take in respect of 2015 to the extent applicable.